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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                   FORM 10-SB




                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                         OF SMALL BUSINESS ISSUERS
        Under section 12(b) or (g) of The Securities Exchange Act of 1934



                               AMERICAN IDC CORP.
                 (Name of Small Business Issuer in its charter)


         FLORIDA                                              65-0941058
(State or other jurisdiction of                              (IRS Employer
incorporation or organization)                            Identification Number)


           Suite 625 - 9800 Sepulveda Boulevard, Los Angeles, CA 90045
             (Address of principal executive offices and Zip Code)


         Issuer's telephone number, including area code: (310) 342-0760


     Securities to be registered pursuant to Section 12(b) of the Act: None


        Securities to be registered pursuant to Section 12(g) of the Act:


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                                (Title of Class)

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                         AMERICAN IDC CORP. - FORM 10-SB

Table of Contents                                                           Page
                                     Part I

Item 1.  Description of Business..............................................4

Item 2.  Management's Discussion and Analysis or Plan of Operation............9

Item 3.  Description of Property..............................................15

Item 4.  Security Ownership of Certain Beneficial
                  Owners and Management.......................................16

Item 5.  Directors, Executive Officers, Promoters and Control Persons.........16

Item 6.  Executive Compensation...............................................17

Item 7.  Certain Relationships and Related Transactions.......................17

Item 8.  Description of Securities............................................18

                                     Part II

Item 1.  Market for Common Equity and Related Stockholder Matters.............18

Item 2.  Legal Proceedings....................................................19

Item 3.  Changes in and Disagreements with Accountants........................19

Item 4.  Recent Sales of Unregistered Securities..............................20

Item 5.  Indemnification of Directors and Officers............................20

                                    Part F/S

Financial Statements..........................................................21

                                    Part III

Item 1.  Index to Exhibits....................................................31

Item 2.  Description of Exhibits..............................................31

Signatures....................................................................31

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FORWARD-LOOKING STATEMENTS

This Form 10-SB contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "PSLRA"), including, but not limited to statements related to the Company's business objectives and strategy. Such forward-looking statements are based on current expectations, estimates and projections about the Company's industry, management beliefs, and certain assumptions made by the Company's management. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict; therefore, actual results may differ materially from those expressed, forecasted, or contemplated by any such forward- looking statements. The PSLRA does not apply to initial public offerings.

Factors that could cause actual events or results to differ materially include, among others, the following: market acceptance of the Internet as a medium for consumers to obtain telecommunications products, the Company's ability to acquire and develop quality products on an ongoing basis, intense competition from other E-commerce websites over the Internet, the Company's early state of development, delays or errors in the Company's ability to effect electronic commerce transactions, potential liability for defamation, negligence, intellectual property infringement, and other risks inherent in the telecommunications and high tech industry and associated with doing business over the Internet. See, "Management's Discussion and Analysis or Plan of Operation -- Factors That May Affect Future Results and Market Price of Stock." Given these uncertainties, investors are cautioned not to place undue reliance on any such forward-looking statements.

Unless required by law, the Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. However, readers should carefully review the risk factors set forth in other reports or documents the Company files from time to time with the Securities and Exchange Commission, particularly the Annual Reports on Form 10-KSB, the Quarterly Reports on Form 10-QSB and any Current Reports on Form 8-K.

American IDC Corp. (the "Company") is voluntarily filing this Form 10-SB registration statement in order to make information concerning its business plan, including financials, as required by the Securities and Exchange Commission ("SEC") available to the public and its existing and potential investors. The Company intends to continue to file the interim and periodic reports as required under the Exchange Act of 1934, as amended ("Exchange Act"), in order to stay in compliance with the Exchange Act. The Company is currently quoted on the OTC Pink Sheets market under the ticker symbol ACNI.

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                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

GENERAL
-------

American IDC Corp. (hereinafter "The Company"), a development stage company, was incorporated on June 3, 1997 under the laws of the State of Florida. Its Articles of Incorporation provided for authorized capital of fifty million (50,000,000) shares of Common Stock , par value $0.001.

There have been no bankruptcy, receiverships, or similar proceedings by or against the Company. There has been no material reclassification, merger, consolidation, or purchase or sale of any significant asset(s).

The Company's principal executive offices are located at: Suite 625 - 9800 Sepulveda Boulevard, Los Angeles, CA 90045.

BUSINESS HISTORY
----------------

The Company was incorporated as a development stage company on June 3, 1997 as Future Projects VIII Corp. On July 20, 2000, the Company changed its name to American IDC Corp. with the intention of developing an Internet Data Center business.

The Company has recognized the increasing demand for companies entering into E-commerce to have a place of Internet presence, security and redundancy within the Data Center market place. The Company intends to become a total Internet Solutions Provider by offering businesses a platform to build and execute their E-business strategies.

THE INTERNET DATA CENTER OUTSOURCING INDUSTRY
---------------------------------------------

As one of many organizations in a growing industry, the Company is prepared to implement a strategy to position itself as an Information Technology solution provider to various public and private organizations. The Company believes that in order to capitalize on the growth in the Internet Data market, it needs to target its core competencies with an emphasis on customer service and support.

BUSINESS DEVELOPMENT
--------------------

Though in its developmental stage, the Company believes that it has refined a business model that will provide Internet co-location service, Internet Data Center services, and office space leasing services to small and medium size businesses. The Company will provide the security, flexibility, and control that customers require to fill all of their Information Technology needs.

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The Company plans to offer solutions that will enable Information Technology clients to procure data center outsourcing services as an extension of their organizations and not as an "either/or" business proposition. The Company believes this will lead to greater end user satisfaction, improved budge performance from customer/supplier synergies, fixed cost expense forecasting, significant cost savings and access to state of the art data center facilities.

The Company has based its business model on the belief that the market is currently lacking secure and flexible comprehensive Information Technology solutions provided by one source.

The Company plans to design and engineer its own customized data center platforms on which clients build their applications. The Company believes by providing teams of technical specialists and in-field technicians to assume end to end accountability for all hardware and network functions, and by utilizing centralized data center consulting services, the Company will be able to provide a premium level of customer service to clients with efficiency and flexibility.

Using the Internet, the Company plans to connect clients to its data center where servers are stored and managed in an environmentally controlled and secure facility. Customer service oriented technicians will be provided to support clients around the clock.

The Company intends to work closely with clients to enable them to design their own networks, chose the operation system, bandwidth options, backup and recovery strategies and security services that best support their technical goals for their specific business applications. The Company intends to ensure clients that it can tailor its services to their business needs.

PRODUCTS AND SERVICES
---------------------

The Company's products and services are expected to include:

1.  Internet Co-Location Services
2.  Office Space Leasing Services
3.  Data Centers

INTERNET CO-LOCATION SERVICES

The Company's Co-Location services will be designed to give businesses the security, flexibility, and control that is essential in a hosting service. The Company's operation will be built around reliability and total network protection.

Co-Location will be targeted to companies who want to use their own servers and network equipment, those that rely on complex or legacy operating systems, or that maintain proprietary, patented, or sensitive intellectual property. It will also be targeted to Application Service Providers and dot-com companies that provide software, data, or IT services to their customers. Co-Location enables clients to maintain control over their own server and data, while ensuring systems remain online and that the data is safe.

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OFFICE SPACE LEASING SERVICES

The Company's facility will consist of potentially over 65,000 square feet of designated, independent office space area. This area will be designed to provide short term or temporary accommodation solutions to emerging and growing businesses who may not yet require an operating office in Los Angeles or southern California but who are in need of a business presence (for example, a representative office for a Chinese or Asian based company).

The Company believes that one of the biggest concerns of small and medium sized businesses is overhead expense. The Company intends to provide its clients with an immediate temporary solution to this concern. The Company plans to offer full service lease spaces on a project basis or short term lease until clients decide on more permanent solutions.

DATA CENTERS

The Company's management intends to develop a proprietary web-based project management system that will allow the outsourcing partner direct participation in project management and coordination of the Company's development resources.

The Company plans to have data center technicians available to clients 24 hours a day to ensure smooth operations. Technicians will be in constant contact with the Company's Network Operations Center to monitor the performance and availability of every server in the Operations Center.

The Company plans to invest in the most current and up to date data center specific equipment available to ensure stability, reliability, and protection from bottlenecks, system failures, data loss and downtime.

As different industries and businesses may require different levels of assistance, the Company plans to focus on customer service with each client on an individual basis. The Company will specifically focus on the client's industry requirements and take into account the specific level of information technology required by each client's organization, customizing the networks to match the level of sophistication and support each customer requires.

To date the Company has no new announcements of products or services.

MARKETING STRATEGY
------------------

The initial and primary target market the Company has identified is the small and medium-sized business market. The Company decided it will target this segment for two reasons:

1. These businesses' lack of local IT expertise and resources to build a full service/function IT department

2. The budgetary concern of increasing operational expenses to locate and staff IT professionals.

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The demand for web-enabled business applications places additional pressures on companies to provide around the clock computer operations, and to support those operations with robust network and data center infrastructures.

The Company's marketing and sales plan is designed so that small business owners will also be able to use its services in order to save on their IT operational expenses. Large-scale business enterprises will be personally assisted to find the best IT solution for their needs by working directly with the Company's staff, especially if the Company is already housing one or more of their servers.

Managed services provide businesses with the tools they need to implement a cohesive set of IT objectives. Companies in the process of formulating a core IT strategy may not have the in house expertise to objectively determine what that strategy should be. The Company's technical consultants will be able to deliver the knowledge and experience in Data Center Outsourcing, Data Center Migration, Business Continuity, and Security.

The Company is confident that by targeting the small and medium sized business segment of the market with reliable and affordable Information Technology solutions, it will be able to establish itself as a leader in the industry.

COMPETITION
-----------

The Information Technology services market is highly fragmented, with no single institution or company holding a dominant share. These companies include Digital Island and Exodus, in addition to other providers of traditional consulting and networking services. Management believes the number of these companies will continue to increase. Some of these are larger and have greater resources than the Company, while others offer only specialized IT solutions.

The Company believes that if it can offer a more diverse selection of services, system reliability and data security in combination with its ability to effectively manage and administer its Network Operations Centers, it will position the Company to successfully compete in the Information Technology solutions market.

EMPLOYEES
---------

Currently, the Company has no employees other than the principal. However, additional staff will be added, as the success of the business demands it.

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GOVERNMENT REGULATIONS
----------------------

The Company is not currently subject to direct federal, state, or local regulation in the United States other than regulations applicable to businesses generally or directly applicable to electronic commerce. However, because the Internet is becoming increasingly popular, it is possible that a number of laws and regulations may be adopted in the United States with respect to the Internet. These laws may cover issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights, and information security. Furthermore, the growth of electronic commerce may prompt calls for more stringent consumer protection laws. Several states have proposed legislation to limit the use of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has indicated that it may propose legislation on this issue to Congress in the near future and has initiated action against at least one online service regarding the manner in which personal information was collected from users and provided to third parties. The adoption of such consumer protection laws could create uncertainty in Internet usage and reduce the demand for all products and services. The Company does not provide customer information to third parties and, therefore, does not anticipate any current or proposed legislation relating to online privacy to directly affect its activities to a material extent.

The Company is not certain how its business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption, and other intellectual property issues, taxation, libel, obscenity, and export or import matters.
The vast majority of those laws were adopted prior to the advent of the Internet. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws intended to address such issues could possibly create uncertainty in the Internet marketplace. That uncertainty could reduce demand for the Company's products or services or increase the cost of doing business as a result of litigation costs or increased service delivery costs.

RAW MATERIALS
-------------

The Company does not rely on any one or more raw materials or raw material suppliers for the normal course of business.

PATENTS
-------
The Company has no patents, nor is it in the process of trying to obtain any patents at this time.

CUSTOMERS
---------

The Company currently does not rely on one or a few customers to continue business nor does the Company believe such a dependency shall evolve in the future for the Company. Potential customers include any E-commerce company requiring a significant business presence in southern California.

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ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion contains forward-looking statements that are subject to significant risks and uncertainties. There are several important factors that could cause actual results to differ materially from historical results and percentages and results anticipated by the forward-looking statements. The Company has sought to identify the most significant risks to its business, but cannot predict whether or to what extent any of such risks may be realized nor can there be any assurance that the Company has identified all possible risks that might arise. Investors should carefully consider all of such risks before making an investment decision with respect to the Company's stock. In particular, investors should refer to the section entitled, "Factors that May Affect Future Results and Market Price of Stock".

PLAN OF OPERATION
-----------------

During the next twelve months, the Company plans to concentrate its efforts on developing its services and identifying specific markets and clients for these services. The Company intends to rely on the experience and expertise of its management to study the market for Information Technology solutions.

Because the Company remains essentially a start-up development company with limited capital resources, it may be necessary for the President to either advance funds to the Company, or to accrue expenses until such time as an additional financing can be made. Management intends to hold expenses to a minimum and to obtain services on a contingency basis when possible until the Company's product development and marketing reaches a point when additional financing will be possible. Further, the Company's President and sole Director will defer any cash compensation until such time as the Company begins to earn revenues from operations.

It is clear to the Company that present funding is not sufficient for the launch of its operations, and that it must interest investors in one or more secondary capital formation programs before it can launch.

Management is now engaged in evaluating the feasibility of further limited offerings or private placements, whether to develop a program for investors involving royalties or profit participation in actual product sales, with investments tied to specific products, or whether to attempt to register securities for sale, pursuant to Section 5 of the Securities Act of 1933. It is the conclusion of management that significant additional capital formation is necessary to launch operations successfully.

The Company does not intend to use any employees, with the possible exception of part-time clerical assistance on an as-needed basis, until the Company begins to earn revenues from operations. Outside advisors or consultants will be used only if they can be obtained for a minimal cost or on a deferred payment basis. Management is confident that it will be able to operate in this manner as it continues to develop its business plan during the next twelve months.

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CASH REQUIREMENTS AND NEED FOR ADDITIONAL FUNDS
-----------------------------------------------

The Company anticipates no substantial cash requirements for the next twelve months, to remain in its present pre-operating condition. It is the opinion of management that approximately $1,000,000 would be required to launch operations in the next twelve months.

To sustain the Company in a pre-operating mode, the Company has indicated substantial self-sufficiency, for this reason, management anticipates no activity during that period, other than compliance with reporting requirements. Required management, legal and professional services during that period are believed capable of being secured for deferred payment or payment in new investment shares of common stock. The exception to the previous statement is that the Company's Auditor cannot lawfully or properly be compensated otherwise than by payment for services in cash as billed by such independent auditor. This cash requirement is foreseen to be not less than $4,000.00 nor more than $10,000.00 during the next twelve months. This minimal funding will be obtained by borrowing, possibly with a guarantee from its officers, directors or principal shareholder. There is no assurance possible that even these minimal requirements for cash can be met. The failure to maintain current auditing of the corporate affairs would result in the failure to meet the Company's intention to file periodic reports, voluntarily or otherwise, at the close of its next fiscal year. The expenses of its audit, legal and professional requirements, may be advanced by management. No significant cash or funds are required for Management to evaluate possible transactions. No such activity is expected for at least the next six months.

In the more important and desirable event that operations are to be launched during the next twelve months, as intended, it will be necessary for the Company to obtain sufficient working capital to insure that its operations could continue for long enough to achieve profitability.

While the Company has disclosed the results of such a contingency, it does not anticipate any such contingency upon which the Company would voluntarily cease filing reports with the SEC, even though it might cease to be required to do so under current rules. It is in the Company's compelling interest to be a reporting company and to report its affairs quarterly, annually and currently, as the case may be, generally to provide accessible public information to interested parties. Capital formation programs cannot be approached responsibly without maintenance of the Company's reporting status.

DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
------------------------------------------------------------------------

OPERATIONS AND RESULTS FOR THE PAST TWO FISCAL YEARS: The Company was incorporated on June 3, 1997 and has yet to launch operations. Activity during the past year has been confined to the identification of markets and development of services.

FUTURE PROSPECTS: The Company is unable to predict when it may launch intended operations, or failing to do so, when and if it may elect to participate in a business acquisition opportunity. The reason for this uncertainty arises from its limited resources, and competitive disadvantage to other public or semi-public issuers. Notwithstanding the conditions, the Company expects to develop a capital formation strategy and launch operations during the next twelve to eighteen months.

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REVERSE ACQUISITION CANDIDATE: The Company is not currently searching for a profitable business opportunity. This contingency is disclosed for the possibility that the Company's intended business might fail. The Company is not presently a reverse acquisition candidate. Should the Company's business fail, management does not believe the Company would be able to effectively, under current laws and regulations, attract capital, and would be required to seek such an acquisition to achieve profitability for shareholders.

RISK FACTORS THAT MAY AFFECT FUTURE RESULTS AND MARKET PRICE OF STOCK
---------------------------------------------------------------------

The business of the Company involves a number of risks and uncertainties that could cause actual results to differ materially from results projected in any forward-looking statement, or statements, made in this report. These risks and uncertainties include, but are not necessarily limited to the risks set forth below. The Company's securities are speculative and investment in the Company's securities involves a high degree of risk and the possibility that the investor will suffer the loss of the entire amount invested.

LIMITED OPERATING HISTORY; ANTICIPATED LOSSES; UNCERTAINLY OF FUTURE RESULTS

The Company was organized in 1997, and has no operating history upon which an evaluation of its business and prospects can be based. The Company's prospects must be evaluated with a view to the risks encountered by a company in an early stage of development, particularly in light of the uncertainties relating the acceptance of the Company's business model.

The Company will be incurring costs to develop and market its IT solutions, to establish marketing relationships, and to build an administrative organization. There can be no assurance that the Company will be profitable on a quarterly or annual basis. In addition, as the Company expands its business network and marketing operations it will likely need to increase its operating expenses, broaden its customer support capabilities, and increase its administrative resources. To the extent that such expenses are not subsequently followed by commensurate revenues, the Company's business, results of operations and financial condition will be materially adversely affected.

POSSIBLE NEED FOR ADDITIONAL FINANCING

It is possible that revenues from the Company's operations may not be sufficient to finance its initial operating cost to reach breakeven. If this were to occur, the Company would need to raise or find additional capital. While the Company expects to be able to meet its financial obligations for approximately the next twelve months, there is no assurance that, after such period, the Company will be operating profitably. If they are not, there can be no assurance that any required capital will be obtained on terms favorable to the Company. Failure to obtain adequate additional capital on favorable terms could result in significant delays in the expansion of new services and market share and could even result in the substantial curtailment of existing operations and services to clients.

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UNPREDICTABILITY OF FUTURE REVENUES; POTENTIAL FLUCTUATIONS IN QUARTERLY
RESULTS.

As a result of the Company's lack of operating history and the emerging nature of the market in which it competes, the Company is unable to forecast its revenues accurately. The Company's current and future expense levels are based largely on its investment/operating plans and estimates of future revenue and are to a large extent based on the Company's own estimates. Sales and operating results generally depend on the volume of, timing of, and ability to obtain customers, orders for services received, and revenues therefrom generated. These are, by their nature, difficult at best to forecast.

The Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall or delay. Accordingly, any significant shortfall or delay in revenue in relation to the Company's planned expenditures would have an immediate adverse affect on the Company's business, financial condition, and results of operations. Further, in response to changes in the competitive environment, the Company may from time to time make certain pricing, service, or marketing decisions that could have a material adverse effect on the Company's business, financial condition, operating results, and cash flows.

DEVELOPING MARKET; ACCEPTANCE OF THE INTERNET AS A MEDIUM FOR COMMERCE JUST NOW BEING PROVEN.

The Company's long-term viability is substantially dependent upon the continued widespread acceptance and use of the Internet as a medium for business commerce, in terms of the sales of both products and services to businesses and individuals. The use of the Internet as a means of business sales and commerce is has only recently reached a point where many companies are making reasonable profits from their endeavors therein, and there can be no assurance that this trend will continue.

The Internet has experienced, and is expected to continue to experience, significant growth in the number of users and amount of traffic. There can be no assurance that the Internet infrastructure will continue to be able to support the demands placed on it by this continued growth. In addition, delays in the development or adoption of new standards and protocols to handle increased levels of Internet activity or increased governmental regulation could slow or stop the growth of the Internet as a viable medium for business commerce. Moreover, critical issues concerning the commercial use of the Internet (including security, reliability, accessibility and quality of service) remain unresolved and may adversely affect the growth of Internet use or the attractiveness of its use for business commerce.

The failure of the necessary infrastructure to further develop in a timely manner, or the failure of the Internet to continue to develop rapidly as a valid medium for business would have a material adverse effect on the Company's business, financial condition, operating results, and cash flows.

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UNPROVEN ACCEPTANCE OF THE COMPANY'S SERVICES AND/OR PRODUCTS

The Company is still in its development stage. As a result, it does not know with any certainty whether its services and/or products will be accepted within the business marketplace. If the Company's services and/or products prove to be unsuccessful within the marketplace, or if the Company fails to attain market acceptance, it could materially adversely affect the Company's financial condition, operating results, and cash flows.

DEPENDENCE ON KEY PERSONNEL

The Company's performance and operating results are substantially dependent on the continued service and performance of its officer and directors. The Company intends to hire additional technical, sales, and other personnel as they move forward with their business model. Competition for such personnel is intense, and there can be no assurance that the Company can retain its key technical employees, or that it will be able to attract or retain highly qualified technical and managerial personnel in the future. The loss of the services of any of the Company's key employees or the inability to attract and retain the necessary technical, sales, and other personnel could have a material adverse effect upon the Company's business, financial condition, operating results, and cash flows. The Company does not currently maintain "key man" insurance for any of its key employees.

DEPENDENCE ON THE INTERNET

Online companies have experienced interruptions in their services as a result of outages and other delays occurring due to problems with the Internet network infrastructure, disruptions in Internet access provided by third-party providers or failure of third party providers to handle higher volumes of user traffic. If Internet usage grows, the Internet infrastructure or third-party service providers may be unable to support the increased demands which may result in a decline of performance, reliability or ability to access the Internet. If outages or delays frequently occur in the future, Internet usage, as well as usage of the Company's Internet Web-sites, could grow more slowly or decline.

COMPETITION

The IT solutions market in which the Company will operate is very competitive. Many competitors have substantially greater, financial, technical, marketing, and distribution resources than the Company.

In the all its markets, the Company competes against a large number of companies of varying sizes and resources. There are an increasing number of competitive services and products offered by a growing number of companies. Increased competition in any service or product area may result in a loss of a client, reduction in sales revenue, or additional price competition, any of which could have a material adverse effect on the Company's operating results. In addition, existing competitors may continue to broaden their service and/or product lines and other potential competitors may enter or increase their presence in the IT solutions market, resulting in greater competition for the Company.

Most of the Company's current and potential competitors have substantially longer operating histories, larger customer bases, greater name and service recognition, and significantly greater financial, marketing, and other resources than the Company. In addition, competitors may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies as the use of the Internet and other online services increases. Many of the Company's competitors may be able to respond more quickly to changes in customer preferences/needs, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to Internet site and systems development than the Company.

It is possible that new competitors or alliances among competitors may emerge and rapidly acquire market share. Increased competition may result in reduced operating margins and/or loss of market share, either of which could materially adversely affect the Company's business, results of operations and financial condition. There can be no assurance that the Company will be able to compete successfully against current or future competitors or alliances of such competitors, or that competitive pressures faced by the Company will not materially adversely affect its business, financial condition, operating results and cash flows.

RISKS OF POTENTIAL GOVERNMENT REGULATION AND OTHER LEGAL UNCERTAINTIES RELATING TO THE INTERNET

The Company is not currently subject to direct federal, state, or local regulation in the United States and Canada other than regulations applicable to businesses generally or directly applicable to electronic commerce. However, because the Internet is becoming increasingly popular, it is possible that a number of laws and regulations may be adopted with respect to the Internet. These laws may cover issues such as user privacy, freedom of expression, pricing, content, and quality of products and services, taxation, advertising, intellectual property rights and information security. Furthermore, the growth of electronic commerce may prompt calls for more stringent consumer protection laws. The adoption of such consumer protection laws could create uncertainty in Internet usage and reduce the demand for all products and services.

In addition, the Company is not certain how its business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption, and other intellectual property issues, taxation, libel, obscenity, and export or import matters. It is possible that future applications of these laws to the Company's business could reduce demand for its products and services or increase the cost of doing business as a result of litigation costs or increased service delivery costs.

Because the Company's services will likely be available over the Internet in multiple states, and possibly foreign countries, other jurisdictions may claim that the Company is required to qualify to do business and pay taxes in each state or foreign country. The Company's failure to qualify in other jurisdictions when it is required to do so could subject the Company to penalties and could restrict the Company's ability to enforce contracts in those jurisdictions. The application of laws or regulations from jurisdictions whose laws do not currently apply to the Company's business may have a material adverse affect on its business, results of operations and financial condition.

INTELLECTUAL PROPERTY RIGHTS

As part of its confidentiality procedures, the Company expects to enter into nondisclosure and confidentiality agreements with its key employees, and any consultants and/or business partners and will limit access to and distribution of its technology, documentation, and other proprietary information.

Despite the Company's efforts to protect any intellectual property rights it may have, unauthorized third parties, including competitors, may from time to time copy or reverse-engineer certain portions of the Company's technology and use such information to create competitive services and/or products.

It is possible that the scope, validity, and/or enforceability of the Company's intellectual property rights could be challenged by other parties, including competitors. The results of such challenges before administrative bodies or courts depend on many factors which cannot be accurately assessed at this time. Unfavorable decisions by such administrative bodies or courts could have a negative impact on the Company's intellectual property rights. Any such challenges, whether with or without merit, could be time consuming, result in costly litigation and diversion of resources, and cause service or product delays. If such events should occur, the Company's business, operating results and financial condition could be materially adversely affected.

RISKS OF TECHNOLOGY TRENDS AND EVOLVING INDUSTRY STANDARDS

The Company's success will depend on its ability to develop Information Technology solutions that will meet customers' changing requirements. The IT solutions industry is characterized by rapidly changing technology, evolving industry standards, and changes in customer need and frequent new service and product introductions. The Company's future success will depend, in part, on its ability to effectively use leading edge technologies, to continue to develop its technological expertise, to enhance its current service, to develop new products that meet changing customer preferences and to influence and respond to merging industry standards and other technological changes on a timely and cost-effective basis.

DEPENDENCE OF LICENSED TECHNOLOGY

The Company may rely on certain technology licensed from third parties, and there can be no assurance that these third party technology licenses will be available to the Company on acceptable commercial terms or at all.


ITEM 3. DESCRIPTION OF PROPERTY

The Company is currently operating out of the office of the President of the Company, Gordon Lee, at Suite 625 - 9800 Sepulveda Boulevard, Los Angeles, CA 90045. The Company currently only occupies the one Suite, however, the entire facility consists of approximately 65,000 square feet of designated office space, designed to provide short term/temporary accommodation solution to emerging and growing businesses. The facility allows businesses to lease spaces on a project basis or short-term lease until a more permanent solution can be sought out. The Company believes the ability to expand into these facilities as the business plan is executed, will be adequate for its current requirements.

The Company's future plans will likely require more permanent additional space as its business plan progresses. If, and when, this should occur, the Company will look into expansion into target markets that will be able to financially support the additional office space and manpower required.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information, to the best knowledge of the Company as of August 10, 2000, with respect to each person known by the Company to own beneficially more than 5% of the Company's outstanding Common Stock, each director of the Company and all directors and officers of the Company as a group.

NAME                                                 BENEFICIAL OWNERSHIP
PERCENT                                              NUMBER

Executive Officers and Directors
--------------------------------

Gordon F. Lee, President                                      4,477,000
87.8%

Jane Littman                                                    490,000
9.6%


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following are the directors and officers of the Company at August 10, 2000:

NAME                   AGE             TITLE
----                   ---             -----

Gordon F. Lee          49              President, Secretary, Treasurer, Director

All Directors hold office until the next annual meeting of shareholders or the election and qualification of their successors.

No director, Officer, affiliate or promoter of the Company has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or is any such person the subject or any order, judgment or decree involving the violation of any state or federal securities laws.

The business experience of the person listed above during the past five years is as follows:

Gordon F. Lee
EFFECTIVE:  MARCH 28, 2000.  PRESIDENT
----------  ---------------  ---------

Gordon F. Lee has been the President and sole Director the Company since. March 28, 2000.

>From 1991 to March 1998, Mr. Lee served as the President of USA Video Corporation, one of the first companies to offer video on demand and high quality digitizing and compression services.

>From March 1998 to March 1999, Mr. Lee served as the President of Glass Master Industries, a company working on the development of a bullet resistant glass coating technology which was eventually sold off to other companies for commercial development

>From March 1999 to March 2000, Mr. Lee served as President of Bentley Communications Corp., a Business-to-Business Internet based company focused on China and other Asian countries. From March 2000 to present, Mr. Lee continues to serve as Bentley's CEO and Chairman.

Mr. Lee has also in the past five years served on the Board of Directors of companies such as Laser Vision Inc., Future Media Technologies, and Rose and Ruby Film Productions.


ITEM 6. EXECUTIVE COMPENSATION

The Company has not had a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. The Company has not paid any salaries or other compensation above $100,000 to its officers, directors or employees since inception. Further, the Company has not entered into an employment agreement with any of its officers, directors or any other persons and no such agreements are anticipated in the immediate future. It is intended that the Company's directors will defer any further compensation until such time as the Company begins to earn revenues from operations.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the Company's last two fiscal years, there have not been any transactions between the Company and any officer, director, nominee for election as director, or any shareholder owning greater than five percent (5%) of the Company's outstanding shares, nor any member of the Company's officers or directors immediate family, except as follows:

On or about June 3, 1997, the Company approved the issuance of 5,000,000 shares of its common stock to Eric Littman, then President of the Company, for services rendered in the amount of $2,000. The terms of this transaction was determined by the Board of Directors, at the time there were no other stockholders. These shares are restricted since they were issued in compliance with the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. After these shares have been held for one (1) year, the director, noted above, could sell, in a given period, shares based on 1% of the outstanding stock of the Company. Therefore, these shares cannot be sold except in compliance with the provisions of Rule 144. The share certificates registered has had a legend affixed to it restricting its sale.

ITEM 8. DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of fifty million (50,000,000) shares of Common Stock, par value $0.001. The following summary of certain provisions of the Common Stock of the Company does not purport to be complete and is subject to, and qualified in its entirety by, the Articles of Incorporation and Bylaws of the Company that are included as exhibits to this Form 10-SB and by the provisions of applicable law.

COMMON STOCK
------------

As of September 11, 2000 there were 5,100,000 shares of Common Stock outstanding held of record by 36 stockholders. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the holders of Common Stock. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefore. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably all assets remaining after payment of liabilities. Holders of Common Stock have no preemptive or subscription rights, and there are no redemption or conversion rights with respect to such shares. All outstanding shares of Common Stock are fully paid and non-assessable.

TRANSFER AGENT AND REGISTRAR
----------------------------

The transfer agent and registrar for the Common Stock is Interwest Transfer Co., Inc., of 1981 East 4800 South, Suite 100, Salt Lake City, UT 84117, Tel. (801) 272-9294.


                                     PART II

ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's Common Shares are currently quoted on the Pink Sheets market under the ticker symbol ACNI. The Company is not aware of any established trading market for its Common Stock nor is there any record of any reported trades in the public market in recent years.

If and when the Company's Common Stock is traded, most likely the shares will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the 'Exchange Act"), commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g9(d)(1) incorporates the definition of penny stock as that used in Rule 3a5l-l of the Exchange Act. The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a5l-l provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on the NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. If the Company's shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse. For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker dealers to trade and/or maintain a market in the Company's Common Stock and may affect the ability of shareholders to sell their shares.

DIVIDEND POLICY
---------------

The Company has paid no dividends and intends to retain all future earnings, if any, for use in the development and operation of its business and does not anticipate paying cash dividends on the Common Stock in the foreseeable future.


ITEM 2. LEGAL PROCEEDINGS

The Company is currently not a party to any material pending legal proceedings and no such action by, or to the best of its knowledge, against the Company has been threatened.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

On or about September 11, 2000, the Company issued 100,000 shares of Common Stock under Rule 701 of the Securities Act of 1933, as amended, for legal and other services rendered to the Company pursuant to Advisory Agreements dated September 7, 2000, for $0.10 per share.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Florida Business Act ("Florida Law") permits the indemnification of officers, directors, and other corporate agents under certain circumstances and subject to certain limitations. The Registrant's Articles of Incorporation and Bylaws provide that the Registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by Florida Law. The Company has not entered into separate indemnification agreements with its directors and officers which require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature).

At present, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Registrant in which indemnification is being sought nor is the Registrant aware of any threatened litigation that my result in a claim for indemnification by any director, officer, employee or other agent of the Registrant.


                                    PART F/S

INDEX TO FINANCIAL STATEMENTS

Independent Auditors Report...................................................21

Assets   .....................................................................22

Liabilities and Stockholder's Equity..........................................23

Statement of Operations.......................................................24

Statement of Stockholder's Equity.............................................25

Statement of Cash Flows.......................................................26

Notes of Financial Statements.................................................27

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------



Board of Directors                                                 July 27, 2000
AMERICAN IDC CORP.
Marina del Rey, California


         I have audited the accompanying Balance Sheets of AMERICAN IDC CORP. (formerly FUTURE PROJECTS VIII CORP.), (A Development Stage Company), as of July 26, 2000, December 31, 1999, and December 31, 19998, and the related statements of operations, stockholders' equity and cash flows for the period January 1, 2000, to July 26, 2000, and the two years ended December 31, 1999, and December 31, 1998. These Financial Statements are the responsibility of the Company's management. My responsibility is to express an opinion on these Financial Statements, based on my audit.

         I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

         In my opinion, the Financial Statements referred to above present fairly, in all material respects, the financial position of AMERICAN IDC CORP. (formerly FUTURE PROJECTS VIII CORP.), (A development Stage Company, as of July 26, 2000, December 31, 1999, and December 31, 1998, and the results of its operations and cash flows for the period January 1, 2000, to July 26, 2000, and the two years ended December 31, 1999, and December 31, 1998, in conformity with generally accepted accounting principles.

         The accompanying Financial Statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #5 in the "Notes to the Financial Statements," the Company has had no operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan, in regard to these matters, is also described in Note #5. The Financial Statements do not include any adjustments that might result from the outcome of this uncertainty.


---------------------------
Barry L. Friedman
Certified Public Accountant
1582 Tulita Drive
Las Vegas, Nevada 89123
(702) 361-8414

                               AMERICAN IDC CORP.
                      (Formerly FUTURE PROJECTS VIII CORP.)
                          (A Development Stage Company)


                                  BALANCE SHEET
                                  -------------


                                     ASSETS
                                     ------



                                   JULY            DECEMBER       DECEMBER
                                   26, 2000        31,1999        31,1998
                                   -------------   -------------  -------------
CURRENT ASSETS                     $          0    $          0   $          0
                                   -------------   -------------  -------------

         TOTAL CURRENT ASSETS      $          0    $          0   $          0
                                   -------------   -------------  -------------


OTHER ASSETS                       $          0    $          0   $          0
                                   -------------   -------------  -------------


         TOTAL OTHER ASSETS        $          0    $          0   $          0
                                   -------------   -------------  -------------


         TOTAL ASSETS              $          0    $          0   $          0
                                   -------------   -------------  -------------

    The accompanying notes are an integral part of these Financial Statements


                               AMERICAN IDC CORP.
                      (Formerly FUTURE PROJECTS VIII CORP.)
                          (A Development Stage Company)


                                  BALANCE SHEET
                                  -------------


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------


                                           JULY            DECEMBER       DECEMBER
                                           26, 2000        31,1999        31,1998
                                           -------------   -------------  -------------
CURRENT LIABILITIES

  Officers Advances (Note #8)              $      2,300    $        800   $          0
                                           -------------   -------------  -------------

TOTAL CURRENT LIABILITIES                  $      2,300    $        800   $          0
                                           -------------   -------------  -------------


STOCKHOLDERS' EQUITY (Note #4)

         Common stock, $.001 par value
         Authorized 50,000,000 shares
         Issued and outstanding at
         December 31, 1998 - 5,000,000 shs                                $      5,000
         December 31, 1999 - 5,000,000 shs                 $      5,000
         July 26, 2000 - 5,000,000 shs     $      5,000

         Additional paid in capital              -3,000          -3,000         -3,000

         Deficit accumulated during
         the development stage                   -4,300          -2,800         -2,000
                                           -------------   -------------  -------------


TOTAL STOCKHOLDERS' EQUITY                 $     -2,300    $       -800   $          0
                                           -------------   -------------  -------------


TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                       $          0    $          0   $          0
                                           -------------   -------------  -------------

    The accompanying notes are an integral part of these Financial Statements


                               AMERICAN IDC CORP.
                      (Formerly FUTURE PROJECTS VIII CORP.)
                          (A Development Stage Company)


                             STATEMENT OF OPERATIONS
                             -----------------------


                               Jan. 1,            Year              Year          Jun 3, 1997
                              2000, to            Ended             Ended         (Inception)
                              July 26,          Dec. 31,          Dec. 31,        to July 26,
                                2000              1999              1998             2000
                                ----              ----              ----             ----
INCOME
     Revenue                $         0       $         0      $         0     $         0
                            ------------      ------------     ------------    ------------

EXPENSES
     General, Selling
     And Administrative     $     1,500       $       800      $         0     $     4,300
                            ------------      ------------     ------------    ------------


  TOTAL EXPENSES            $     1,500       $       800      $         0     $     4,300
                            ------------      ------------     ------------    ------------


Net Loss                    $    -1,500       $      -800      $         0     $    -4,300
                            ------------      ------------     ------------    ------------


Net loss per share -
 Basic and diluted
 (Note #2)                  $    -.0003       $   -.0002       $       NIL     $    -.0009
                            ------------      ------------     ------------    ------------

Weighted average
Number of common
Shares outstanding            5,000,000         5,000,000        5,000,000       5,000,000
                            ------------      ------------     ------------    ------------

    The accompanying notes are an integral part of these financial statements


                               AMERICAN IDC CORP.
                      (Formerly FUTURE PROJECTS VIII CORP.)


                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                  --------------------------------------------



                                              COMMON STOCK                 ADDITIONAL
                                          ------------------------           PAID-IN        ACCUMULATED
                                          SHARES            AMOUNT           CAPITAL          DEFICIT
                                          ------            ------           -------          -------
June 3, 1997
Issued for services                        5,000,000   $        5,000   $      -3,000    $            0

Net loss, August
June 3, 1997, to
December 31, 1997                                                                                -2,000
                                      ---------------  ---------------  ---------------  ---------------

Balance,
December 31, 1997                          5,000,000   $        5,000   $       -3,000   $       -2,000

Net loss year ended
December 31, 1998                                                                                     0
                                      ---------------  ---------------  ---------------  ---------------

Balance,
December 31, 1998                          5,000,000   $        5,000   $       -3,000   $       -2,000

Net loss year ended
December 31, 1999                                                                                  -800
                                      ---------------  ---------------  ---------------  ---------------

Balance,
December 31, 1999                          5,000,000   $        5,000   $        3,000   $       -2,800

Net loss
January 1, 2000 to
July 26, 2000                                                                                    -1,500
                                      ---------------  ---------------  ---------------  ---------------
Balance,
July 26, 2000                              5,000,000   $       5,000    $       -3,000   $       -4,300
                                      ---------------  ---------------  ---------------  ---------------

    The accompanying notes are an integral part of these financial statements


                               AMERICAN IDC CORP.
                      (Formerly FUTURE PROJECTS VIII CORP.)
                          (A Development Stage Company)


                             STATEMENT OF CASH FLOWS
                             -----------------------


                                Jan. 1,            Year             Jun.29,       Jun 3, 1997
                               2000, to           Ended            1998, to        (Inception)
                               July 26,          Dec. 31,          Dec. 31,        to July 26,
                                 2000              1999              1998             2000
                                 ----              ----              ----             ----

Cash Flows from
Operating Activities
  NET LOSS                   $    -1,500       $      -800      $         0     $    -4,300

  Adjustment to
  reconcile net loss
  to net cash provided
  by operating activities              0                 0                0               0

  Issuance of common
  stock for services                   0                 0                0          +2,000

Changes in assets and
Liabilities
  Increase in current
  liabilities                     +1,500              +800                0          +2,300
                             ------------      ------------     ------------    ------------

Net cash used in
operating activities         $         0       $         0      $         0     $         0

Cash Flows from
investing activities                   0                 0                0               0

Cash Flows from
Financing Activities
  Issuance of common
  stock for cash                       0                 0                0               0
                             ------------      ------------     ------------    ------------

Net increase (decrease)
in cash                      $         0       $         0      $         0     $         0

Cash,
Beginning of period                    0                 0                0               0
                             ------------      ------------     ------------    ------------

Cash,
End of period                $         0       $         0      $         0     $         0
                             ------------      ------------     ------------    ------------

    The accompanying notes are an integral part of these financial statements

                               AMERICAN IDC CORP.
                      (Formerly FUTURE PROJECTS VIII CORP.)
                          (A Development Stage Company)


                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
             July 26, 2000, December 31, 1999, and December 31, 1998


NOTE #1 - HISTORY AND ORGANIZATION OF THE COMPANY

THE COMPANY WAS ORGANIZED JUNE 3, 1997, UNDER THE LAWS OF THE STATE OF FLORIDA, AS FUTURE PROJECTS VIII CORP. THE COMPANY CURRENTLY HAS NO OPERATIONS AND, IN ACCORDANCE WITH SFAS #7, IS CONSIDERED A DEVELOPMENT STAGE COMPANY. ON JULY 20, 2000, THE COMPANY CHANGED ITS NAME TO AMERICAN IDC CORP.


NOTE #2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         ACCOUNTING METHOD
         -----------------

                  The Company records income and expenses on the accrual method.

         ESTIMATES
         ---------

                  The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the Financial Statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

         CASH AND EQUIVALENTS
         --------------------

                  The Company maintains a cash balance in a non-interest-bearing bank, which currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments, with the maturity of three months or less, are considered to be cash equivalents. There are no cash equivalents as of December 31, 1999, or July 26, 2000.

         INCOME TAXES
         ------------

                  Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS #109) "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary difference between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

                               AMERICAN IDC CORP.
                      (Formerly FUTURE PROJECTS VIII CORP.)
                          (A Development Stage Company)


                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                    -----------------------------------------
             July 26, 2000, December 31, 1999, and December 31, 1998


         NOTE #2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                  REPORTING ON COSTS OF START-UP ACTIVITIES
                  -----------------------------------------

                  Statement of Position 98-5 ("SOP 98-5"), "Reporting on the Costs of Start-Up Activities," which provides guidance on the financial reporting of start-up costs and organization costs. It requires most costs of start-up activities and organization costs to be expensed, as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. With the adoption of SOP 98-5, there has been little or no effect on the Company's Financial Statements.

                  LOSS PER SHARE
                  --------------

                  Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects per share amounts that would have resulted if dilative common stock equivalents had been converted to common stock. As of July 26, 2000, the Company had no dilative common stock equivalents such as stock options.

         YEAR END
         --------

                  The Company has selected December 31st, as its year-end.

         YEAR 2000 DISCLOSURE
         --------------------

                  The Y2K issue had no effect on this Company.

         POLICY IN REGARDS TO ISSUANCE OF COMMON STOCK IN A NON-CASH TRANSACTION
         -----------------------------------------------------------------------

                  The Company's accounting policy for issuing shares in a non-cash transaction is to issue the equivalent amount of stock equal to the fair market value of the assets or services received.

                               AMERICAN IDC CORP.
                      (Formerly FUTURE PROJECTS VIII CORP.)
                          (A Development Stage Company)


                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                    -----------------------------------------
             July 26, 2000, December 31, 1999, and December 31, 1998


NOTE #3 - INCOME TAXES

         There is no provision for income taxes for the period ended July 26, 2000. The Company's total deferred tax asset, as of December 31, 1999, is as follows:

                 Net operation loss carry-forward             $         2,800
                 Valuation allowance                          $         2,800

                 Net deferred tax asset                       $             0


         The federal net operating loss carry-forward will expire between the years 2017 and 2019.

         This carry-forward may be limited upon the consummation of a business combination under IRC Section 381.


NOTE #4 - STOCKHOLDERS' EQUITY

         COMMON STOCK
         ------------

         The authorized common stock of the Company consists of 50,000,000 shares, with a par value of $0.001 per share.

         PREFERRED STOCK
         ---------------

         AMERICAN IDC CORP. has no preferred stock.


         On June 3, 1997, the Company issued 5,000,000 shares of its $0.001 par value common stock for services for $2,000.


NOTE #5 - GOING CONCERN

         The Company's Financial Statements are prepared using generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a merger with an existing operating company.

                               AMERICAN IDC CORP.
                      (Formerly FUTURE PROJECTS VIII CORP.)
                          (A Development Stage Company)


                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                    -----------------------------------------
             July 26, 2000, December 31, 1999, and December 31, 1998


NOTE #6 - RELATED PARTY TRANSACTIONS

         The Company neither owns nor leases any real or personal property. An officer of the corporation provides office services without charge. Such costs are immaterial to the Financial Statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.


NOTE #7 WARRANTS AND OPTIONS

         There are no warrants or options outstanding to acquire any additional shares of common stock.


NOTE #8 - OFFICERS ADVANCES

         While the Company is seeking additional capital through a merger with an existing company, an officer of the Company has advanced funds on behalf of the Company to pay for any costs incurred by it. These funds are interest free.

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

                                    PART III

ITEM 1.           INDEX TO EXHIBITS

Exhibit No.       Exhibit Name
-----------       ------------

3.1               Articles of Incorporation
3.2               Bylaws
10.1              Advisory Agreement between the Company and Thomas Braun
10.2              Advisory Agreement between the Company and Anna Trinh
23                Consent of Barry L. Friedman, independent certified public accountant
27                Financial Data Schedule (electronic filers only)


ITEM 2.           DESCRIPTION OF EXHIBITS

None.


SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 AMERICAN IDC CORP.
                                        ----------------------------------------
                                                          (Registrant)



Date     SEPTEMBER  12, 2000            By  /S/ GORDON F. LEE
    ---------------------------             ------------------------------------
                                            Gordon F. Lee
                                            President

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